Exhibit 99.(e)(4)

AMENDMENT TO DISTRIBUTION AGREEMENT

THE CHINA-U.S. GROWTH FUND

The China-U.S. Growth Fund (the “Fund”) has created a new class of shares designated Class C Shares and has adopted a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 permitting certain payments to Fred Alger & Company, Incorporated (“Alger”).  Accordingly, the Distribution Agreement dated September 9, 2003, as amended December 11, 2003, between the Fund and Alger is hereby amended by adding the following paragraphs 1.6, 1.7, 1.8 and 1.9:

1.6 As promptly as possible after the last day of each month that this Agreement is in effect, the Fund may make payments to Alger at an annual rate of up to 0.25% of the Fund’s average daily net assets represented by the Fund’s Class A and Class C Shares,  such payments to be made in each case only out of the assets allocable to the Class A and Class C Shares, respectively.  Such payments may be used for the purposes set forth under the caption “Shareholder Services” in the Fund’s Class A and Class C Distribution Plans,  respectively.

1.7 As promptly as possible after the last day of each month that this Agreement is in effect, the Fund may make payments to Alger at an annual rate of up to 0.75% of the Fund’s average daily net assets represented by the Fund’s Class C Shares, such payments to be made only out of the assets allocable to the Class C Shares.  Such payments may be used to finance any activity which is primarily intended to result in the sale of Class C Shares, as more fully discussed under the caption “Purpose” in the Class C Distribution Plan of the Fund.

1.8 Alger shall, at least quarterly, provide to the Board of Trustees of the Fund for their review a written report of the amounts expended under paragraphs 1.6 and 1.7 and the purposes for which such expenditures were made, and shall also provide such supplemental reports as the Trustees may from time to time request.

1.9 Alger acknowledges that the payments contemplated by paragraphs 1.6 and 1.7 are subject to the approval of the Fund’s Board of Trustees, that the Fund is not contractually obligated to make such payments in any amount or at any time, including any payments in reimbursement of Alger expenses, and that payments with respect to a particular class of shares of  the Fund may be terminated by vote of a majority of the shares of that class of the Fund.

This Amendment is accepted and agreed to as of February 5th, 2008.
THE CHINA-U.S. GROWTH FUND

By:	/s/ Hal Liebes

FRED ALGER & COMPANY, INCORPORATED

By:	/s/ Hal Liebes